UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 000-15688

NOMAD ROYALTY COMPANY LTD.
(Translation of registrant’s name into English)

1275 Av. des Canadiens-de-Montréal, Suite 500

Montréal, Quebec H3B 0G4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐          Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUBMITTED HEREWITH

Exhibit
Number	Description of Exhibit
99.1	Material Change Report of Nomad Royalty Company Ltd., dated November 30, 2020
99.2	Notice of Change in Corporate Structure, dated November 30, 2020
99.3	Material Change Report of Coral Gold Resources Ltd., dated November 30, 2020

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NOMAD ROYALTY COMPANY LTD.

Dated: November 30, 2020	/s/ Vincent Metcalfe
Vincent Metcalfe
Chief Executive Officer

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